Exhibit 12.3

PINNACLE WEST CAPITAL CORPORATION

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED

STOCK DIVIDEND REQUIREMENTS

(dollars in thousands)

	Twelve Months Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Income from continuing operations attributable to common shareholders	$328,110	$324,688	$236,839	$259,871	$286,512
Income taxes	183,604	160,869	138,551	95,231	144,673
Fixed charges	246,462	248,664	241,807	224,760	213,801
Total earnings	$758,176	$734,221	$617,197	$579,862	$644,986

Fixed Charges:
Interest expense	$241,995	$244,174	$237,766	$220,223	$209,624
Estimated interest portion of annual rents	4,467	4,490	4,041	4,537	4,177
Total fixed charges	$246,462	$248,664	$241,807	$224,760	$213,801

Preferred Stock Dividend Requirements:
Income before income taxes attributable to common shareholders	$511,714	$485,557	$375,390	$355,102	$431,185
Net income from continuing operations attributable to common shareholders	328,110	324,688	236,839	259,871	286,512
Ratio of income before income taxes to net income	1.56	1.50	1.59	1.37	1.50
Preferred stock dividends	—	—	—	—	—

Preferred stock dividend requirements — ratio (above) times preferred stock dividends	$—	$—	$—	$—	$—

Fixed Charges and Preferred Stock Dividend Requirements:
Fixed charges	$246,462	$248,664	$241,807	$224,760	$213,801
Preferred stock dividend requirements	—	—	—	—	—
Total	$246,462	$248,664	$241,807	$224,760	$213,801

Ratio of Earnings to Fixed Charges (rounded down)	3.07	2.95	2.55	2.57	3.01